Exhibit 99.1

FIRST AMENDMENT TO

THE BANK OF N.T. BUTTERFIELD & SON LIMITED

2010 OMNIBUS SHARE INCENTIVE PLAN

This First Amendment (this “Amendment”) to the Bank of N.T. Butterfield & Son Limited (the “Company”) 2010 Omnibus Share Incentive Plan (the “Plan”) is adopted as of October 25, 2016 (the “Date of Amendment”) by the Board of Directors of the Company.  All capitalized terms not defined herein shall have the meanings ascribed to them by the Plan.

Effective as of the Date of Amendment, the Plan is amended as follows:

1.              Eligible Recipients.

(a)         Section 1(l) of the Plan is deleted in its entirety and replaced with the following:

“(l) “Eligible Recipient” means any officer, director, or employee of the Company or of any Parent or Subsidiary or any prospective officer, director or employee who has accepted an offer of employment or a role as director from the Company or any Parent or Subsidiary.”

(b)         Section 1(r) of the Plan is amended to add the phrase “or service” immediately following the term “employment”.

(c)          Section 9 of the Plan is amended to add the phrase “or service to” immediately following the phrase “employment with” and add the phrase “or service” immediately following the phrase “employment”.

2.     Common Shares.  Section 1(i) of the Plan is amended to add the word “voting” between the words “ordinary” and “shares.”

3.     Purchaser.  Section 1(u) of the Plan is deleted in its entirety and replaced with the following:

“(u) “Purchaser” shall have the meaning under the Investment Agreement by and between the Company and Canadian Imperial Bank of Commerce, dated as of 2 March 2010 and the Amended and Restated Investment Agreement by and among the Company, Carlyle Global Financial Services Partners, L.P. and CGFSP Coinvestment L.P., dated as of 4 August 2016.”

4.              Shares Reserved for Issuance.  The first paragraph of Section 3 of the Plan is deleted in its entirety and replaced with the following:

“Subject to Section 4 of the Plan, the total number of Common Shares reserved and available for issuance in respect of Awards under the Plan shall be 7,500,000 Common Shares.”

5.              Director Grants.  New Section 16 is added immediately following Section 15 of the Plan as follows:

“Section 16.  Directors.

During a calendar year, no Participant who is a non-employee director of the Company may be granted Awards having an aggregate fair market value in excess of $500,000 on the date of grant.  For purposes of this Section 16, the fair market value of an Option or Share Appreciation Right shall be determined in accordance with the Black-Scholes or other pricing model used to determine stock option values in the Company’s most recent publicly filed annual report and the value of any other Award shall be determined based on the Fair Market Value on the grant date of the Award.”

6.              Miscellaneous.  Except as expressly amended hereby, the terms and conditions of the Plan shall remain in full force and effect.  This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

The Company, by its duly authorized officers, has executed this Amendment to the Plan on the date indicated below.

THE BANK OF N.T. BUTTERFIELD & SON LIMITED

By:	/s/ Michael Collins
Michael Collins
Chief Executive Officer
Member of the Board

Date:  October 25, 2016